UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street
Suite 1930
San Diego, CA 92101	(858) 430-8528
(Address of principal executive offices)	Issuer’s telephone number, including area code

The use of the terms the “Company,” “we”, “us,” or “our” in this report refer to DF Growth REIT, LLC, unless the context indicates otherwise.

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2022. The financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The Company began operating on November 1, 2018. As of June 30, 2022, the Company had invested a total of $56,975,754 in eleven separate projects managed by our Sponsor and two projects managed externally:

Property	Units	Management	Location	Amount	Type	Type
DiversyFund Park Blvd	59	DiversyFund, Inc.	San Diego, California	$3,923,700	Equity	Mixed-Use
McArthur LG	121	DiversyFund, Inc.	Fayetteville, North Carolina	$4,925,249	Equity	Multi-Family
Blvd West	242	DiversyFund, Inc.	Greenville, North Carolina	$6,100,673	Equity	Multi-Family
Woodside Highland	54	DiversyFund, Inc.	Holladay, Utah	$3,737,929	Equity	Multi-Family
Cottonwood Creek	36	DiversyFund, Inc.	Murray, Utah	$3,375,337	Equity	Multi-Family
The France Apartments	30	DiversyFund, Inc.	Stuart, Florida	$3,716,905	Equity	Multi-Family
Azul Apartments	49	DiversyFund, Inc.	Stuart, Florida	$7,671,306	Equity	Multi-Family
DiversyFund Granito	N/A	DiversyFund, Inc.	San Diego, California	$2,074,000	Debt	Single-Family
Willow Ridge	145	DiversyFund, Inc.	North Charleston, South Carolina	$8,044,497	Equity	Multi-Family
Mission Villas	176	DiversyFund, Inc.	San Antonio, Texas	$5,283,635	Equity	Multi-Family
NCP Dove	285	DiversyFund, Inc.	North Charleston, South Carolina	$5,014,216	Equity	Multi-Family
Swaying Oaks	64	External	San Antonio, Texas	$1,791,635	Equity	Multi-Family
Durant	19	External	Berkeley, California	$850,970	Equity	Multi-Family
Total Investments				$56,510,052

As of June 30, 2022, the Company has received distributions in the amount of $2,598,814 from these projects and has made distributions in the amount of $2,848,801 to its owners. Below is the gross distribution breakout received by the Company:

Property	Investment Type	Status	Amount
Park Blvd	Equity	Development	113,700
DF Summerlyn LLC	Equity	Sold	1,718,601
The Sardinia Group	Equity	Sold	446,513
Cottonwood	Equity	Cash Flowing	200,000
Azul	Equity	Cash Flowing	120,000
Total			$2,598,814

DF Growth REIT, LLC.

Consolidated Statement of Operations

(Unaudited)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
REVENUES
Rental property revenues	$4,289,652	$2,611,158
Interest income	129,831	60,821
Realized Investment Income	91,248	68,943
Other income	376,771	301,310
TOTAL REVENUE	$4,887,502	$3,042,233

EXPENSES
Operating expenses
Depreciation and amortization	$1,470,730	$962,538
Property operating and maintenance	2,382,978	818,285
Real estate taxes	577,388	211,299
Interest expense	3,114,024	1,220,293
General and administrative expenses	1,256,401	1,487,510
Total Operating Expenses	$8,801,521	$4,699,926

Investing Expenses
Investing Expenses	$65,611	$266,059
Total Investing Expenses	$65,611	$266,059

TOTAL EXPENSES	$8,867,132	$4,965,985
NET LOSS	$(3,979,630)	$(1,923,753)
Loss attributed to non-controlling interest	(445,594)	(16,052)
Loss attributed to DF Growth REIT, LLC	(3,534,036)	(1,907,701)

For the first six months of 2022 there was considerably more revenue and expenses compared to the first six months of 2021. These financial results can be explained by the maturation of the real estate portfolio. The majority of real estate acquisitions took place in the second half of 2021 causing a 2022 increase in overall real estate operations. Significantly more rental income was received by the Company in 2022, $4,289,652 compared to $2,611,158 in 2021, but with that came an increase in real estate operating expenses as well.

In both periods the most significant factor in overall net income is derived from depreciation, amortization and interest expenses. Amortization expenses such as organizational and loan costs are amortized over the period of the loan. Generally multi-family loans have various terms such as five or ten years. In some instances, the underlying real estate assets have shorter “bridge” loan terms such as one to two years. For assets with shorter loan durations, it causes these costs to be amortized more rapidly representing higher amortization expenses in the early life of the asset. As the underlying assets have their loans extended or refinanced these costs will be less substantial. In the first half of 2022 these costs amounted to $4,584,754 compared to $2,707,803 during the first half of 2021. Depreciation, amortization, and interest accounts for 52% of all expenses for the company and real estate operations. We expect this percentage to decrease as the real estate assets mature.

As the Company has increased real estate acquisitions, they have also increased the disposition of some assets based on the state of the real estate market. The Company sold one asset in 2021, one asset in the first half of 2022 and three assets before this reporting date but after the June 30, 2022 reporting period. The remaining dispositions will account for an approximated additional $6,000,000 in investment profit in the second half of 2022. The following table represents the Company’s disposition analysis since inception.

Description of Property	Date Sold	Ownership Percentage	Contract Sales Price	Capital Investment	Investment Profit
DF Summerlyn LLC	7/13/2021	38.33%	$11,625,000	$1,455,500	$263,101
Killeen, TX
The Sardinia Group Inc	2/2/2022	71.92%	$2,900,0000	$434,050	$12,462
San Diego, CA
Woodside at Holladay	7/21/2022	100.00%	$8,235,000	$3,737,929	$1,790,439
Holladay, UT
Cottonwood Creek	7/21/2022	100.00%	$13,400,000	$3,375,337	$1,312,770
Murray, UT
Boulevard West	9/22/2022	100.00%	$24,000,000	$6,100,673	$3,500,000	*
Greenville, NC
Totals for 2022			$86,260,000	$15,103,489	$6,878,772
*Estimated Profit

For the period from January 1, 2022, through June 30, 2022 (the “Reporting Period”) (i) the net taxable income of the Company was less than zero, (ii) the real estate investment trust taxable income of the Company was less than zero, and (iii) the Company had no net income from foreclosure property.

Liquidity and Capital Resources

The following presents our cash flows for the Reporting Period:

Cash provided by (used in)	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Operating activities (general and administrative expenses):	$(135,859)	$(4,751,902)
Investing activities:	(3,226,508)	(17,973,419)
Financing activities:	(238,981)	29,256,121
Net increase in cash and cash equivalents	(3,601,348)	6,530,800
Cash and cash equivalents, beginning of period	7,195,361	5,044,803
Cash and cash equivalents, end of period	$3,594,013	$11,575,603

The Company has been authorized to raise up to $75,000,000 of capital in an offering pursuant to Regulation A (the “Offering”) by selling Class A Investor Shares. As of June 30, 2022, the Company had raised $65,342,689. As of November 12, 2021, the Company completed raising new capital.

The Company does not currently have any unfunded capital commitments although some of its current assets will likely require additional capital to deal with operational deficits due to increased interest expense and other factors that may reduce net income. We expect to deploy almost all of the capital we raised in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares, sell other classes of securities or seek a co-investment into such asset from a third party, affiliate fund or other available source of capital. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macro forces that affected all asset classes in the first half of 2022. Short term headwinds included changes in fiscal policy and the treatment of federal surplus/deficit spending, unemployment, and notably inflation as measured by Consumer Price Index (CPI).1

The fiscal and monetary responses to global economic disruption caused by the Covid-19 pandemic was coordinated easing by central banks. The Federal Reserve increased its balance sheet from roughly $4.3 trillion to almost $9 trillion, peaking in April of 2022, and cut its key rate to zero.2 These conditions contributed to multifamily cap rates well below the long-term averages of both multifamily cap rates and 10 Year Treasury bonds, and record high multifamily valuations in Q1-2022.3

Multifamily rents saw record increases, particularly in high growth metropolitan areas. Markets in Florida, Texas, and North Carolina saw significant inflows of residents, particularly in the target renting age, as Work-from-Home (WFH) trends lingered past the window of immediate pandemic related risks as vaccine rollouts scaled. Lower cost of living municipalities saw substantial rises in demand and multifamily operators in these markets realized large rent premiums in both renewals and new leases. According to RealPage, multifamily apartments realized the largest growth in NOI when compared to other property types at nearly 25% in Q1-2022, driven largely by rents.4

Quantitative easing, cost push inflation, and war in Europe exacerbated general inflation fears across the economy, fundamentally changing monetary policy beginning in Q2-2022. The Federal Reserve began to raise its key rate and taper bond purchases while allowing maturing securities to roll off its balance sheet. The effect on bond yields was salient, and market participants began pricing in further increases into the forward curve. The increase in debt costs leads that of cap rates and we observed negotiated price reductions across multifamily transactions.

We anticipate continued rent growth, particularly in strategic markets as supply still lags sustained demand. As inflation is the current focus of Federal Reserve monetary policy, we anticipate upward pressure on the yield curve for all maturities. This will impact valuations as we predict multifamily transaction prices will begin to come more in line with increased cost of capital due to these rate increases.

[1]	RealPage Market Analytics. 2022.
[2]	St. Louis Federal Reserve (FRED). ‘Assets: Total Assets: Total Assets (Less Eliminations from Consolidation).’ 2022.
[3]	RealPage Market Analytics, NCREIF, St. Louis FRED. 2022.
[4]	NCREIF, RealPage. 2022.

Forward looking statements made in this filing are subject to forecast error and may not be realized.

Item 2

Other Information

None.

Item 3

Financial Statements

DF Growth REIT, LLC

DF Growth REIT, LLC

Consolidated Balance Sheet

	As of June 30, 2022 (Unaudited)	As of December 31, 2021 (Audited)
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$97,624,970	$100,309,457
Construction in progress	4,465,824	3,928,218
Total real estate equity investments	7,656,821	5,014,216
Real estate debt investments	2,074,000	1,789,000
Cash and cash equivalents	3,594,013	7,195,361
Related party receivables	1,432,739	1,741,831
Interest receivable	373,815	243,984
Notes and accounts receivable	2,055,090	2,158,979
Other assets	2,354,458	2,255,320
TOTAL ASSETS	$121,631,730	$124,636,366

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	$62,884,683	$64,615,873
Accounts payable and accrued expenses	638,168	465,961
Redemptions payable	46,291	121,988
Rental security deposits and other liabilities	1,478,996	711,268
Prepaid rents	197,414	150,476
Interest payable	103,767	94,779
TOTAL LIABILITIES	$65,349,319	$66,160,345

MEMBERS’ EQUITY
Class A shares $10.00 par value; 7,500,000 shares authorized; 6,534,287 and 6,512,840 shares issued and outstanding, net of offering costs as of June 30, 2022 and December 31, 2021, respectively	$65,342,869	$65,128,397
Accumulated deficit	(12,046,019)	(8,007,712)
Non-controlling interest	2,985,561	1,355,336
TOTAL MEMBERS’ EQUITY	$56,282,411	$58,476,021

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$121,631,730	$124,636,366

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC
Consolidated Statement of Operations

	For the Six Months Ended June 30, 2022 (Unaudited)	For the Six Months Ended June 30, 2021 (Unaudited)
REVENUES
Rental property revenues	$4,289,652	$2,611,158
Interest income	129,831	60,821
Realized Investment Income	91,248	68,943
Other income	376,771	301,310
TOTAL REVENUE	$4,887,502	$3,042,233

EXPENSES
Operating expenses
Depreciation and amortization	$1,470,730	$962,538
Property operating and maintenance	2,382,978	818,285
Real estate taxes	577,388	211,299
Interest expense	3,114,024	1,220,293
General and administrative expenses	1,256,401	1,487,510
Total Operating Expenses	$8,801,521	$4,699,926

Investing Expenses
Investing Expenses	$65,611	$266,059
Total Investing Expenses	$65,611	$266,059

TOTAL EXPENSES	$8,867,132	$4,965,985
NET LOSS	$(3,979,630)	$(1,923,753)
Loss attributed to non-controlling interest	$(445,594)	$(16,052)
Loss attributed to DF Growth REIT LLC	$(3,534,036)	$(1,907,701)

The accompanying notes are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

DF Growth REIT, LLC
Consolidated Statement of Members’ Equity
For the Six Months Ended June 30, 2021
(Unaudited)

	Common Stock		Subscription	Accumulated		Total
	Shares	Amount	Receivable	Deficit		Equity
December 31, 2020	3,244,667	$32,446,667	$(229,035)	$(1,599,100)	-	$30,618,532
Proceeds from issuance of common stock	2,222,355	$22,223,551	$(1,202,966)	-	-	21,020,585
Distributions declared on common stock	-	-	-	$(2,118,289)	-	(2,118,289)
Non Controlling Interest due to consolidation of investment	-	-	-	$1,216,382		$1,216,382
Net loss	-	-	-	$(1,923,753)		$(1,923,753)
Balance as of June 30, 2021	5,467,022	$54,670,218	$(1,432,001)	$(4,424,760)		$48,813,457

DF Growth REIT, LLC
Consolidated Statement of Members’ Equity
For the Six Months Ended June 30, 2022
(Unaudited)

	Class A Investor Shares		Accumulated	Noncontrolling	Total
	Shares	Amount	Deficit	Interest	Equity
December 31, 2021	6,512,840	$65,128,397	$(8,007,712)	$1,355,336	$58,476,021
Proceeds from issuance of class A shares	21,447	214,472	-	-	214,472
Distributions declared on class A shares	-	-	$(58,677)	-	(58,677)
Non Controlling Interest	-	-	-	1,184,631	1,184,631
Net loss	-	-	(3,979,630)	445,594	(3,534,036)
Balance as of June 30, 2022	6,534,287	$65,342,869	$(12,046,019)	$2,985,561	$56,282,411

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC
 Consolidated Statement of Cash Flows

	For the Six Months Ended June 30, 2022 (Unaudited)	For the Six Months Ended June 30, 2021 (Unaudited)
OPERATING ACTIVITIES:
Net loss	$(3,979,630)	$(1,923,753)
Adjustments to reconcile net loss to net
Depreciation and amortization	1,470,730	962,539
Unrealized loss on equity investments	-	(67,943)
Amortization on debt issuance costs	785,580	71,423
Capitalized interest	421,529	(199,593)
Non-controlling interest	-	(93,000)
Changes in operating assets and liabilities:
Accounts receivable	89,476	(1,866,988)
Prepaids and other assets	(99,139)	640,013
Related party receivables	309,092	(2,501,714)
Interest receivable	(129,831)	(60,822)
Accounts payable and accrued expenses	172,680	(23,986)
Dividends payable	-	90,537
Prepaid rents	46,938	23,411
Interest payable	8,987	(184,034)
Rental security deposits	767,729	355,668
Deferred income	-	26,340
Net cash provided by (used in) operating activities	(135,859)	(4,751,902)
INVESTING ACTIVITIES:
Investment in real estate equity investments	(2,018,558)	(17,475,419)
Investment in equity method investees	(1,394,376)	(132,500)
Investment in real estate debt investments	(285,000)	(365,500)
Proceeds from sale of real estate properties	446,513
Proceeds from sale of equity method investees	24,913	-
Net cash used in investing activities	(3,226,508)	(17,973,419)

FINANCING ACTIVITIES:
Proceeds from the issuance of class A shares	138,775	21,020,585
Proceeds from notes payable	7,550,000	10,050,000
Principal payments	(7,335,157)	(490,501)
Payment on loan fees associated with new debt	(593,514)	(232,167)
Payments made to investors for dividends	915	(1,091,796)
Net cash provided by financing activities	(238,981)	29,256,121

Net increase in cash and cash equivalents	(3,601,348)	6,530,800
Cash and cash equivalents, beginning of period	7,195,361	5,044,803
Cash and cash equivalents, end of period	$3,594,013	$11,575,603

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2022

Note 1 – Formation and Organization

DF Growth REIT, LLC (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “DF Growth REIT,” “we,” “us,” or “our” in these financial statements refer to DF Growth REIT, LLC, unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2019.

The Company is externally managed by DF Manager, LLC, (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering pursuant to Regulation A(the “Offering”) of up to $75,000,000 in shares of class A shares, the purchase price for all shares was $10.00 per share as of June 30, 2022. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018.  As of June 30, 2022, we had issued 6,534,287 class A shares for an aggregate purchase price of $65,342,869. The Company has the authority to issue 7,500,000 class A shares. The offering was terminated on November 13, 2021 and no additional capital has been raised.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation Note

The consolidated financial statements include the accounts of the Company and the following subsidiaries in which the Company has a controlling financial interest.

Subsidiary	Owning Entity	% Ownership	Year Acquired/Organized
Diversyfund Park Blvd., LLC	DF Growth REIT	82.60%	2017
McArthur LG LLC	DF Growth REIT	100%	2020
BLVDW NC LLC	DF Growth REIT	100%	2020
4500 SOUTH STATE STREET UT LLC	DF Growth REIT	100%	2020
WOODSIDE HIGHLAND UT LLC	DF Growth REIT	100%	2020
524 SW ST. LUCIE, LLC	DF Growth REIT	100%	2020
201 SW JOAN JEFFERSON WAY LLC	DF Growth REIT	100%	2021
7604 WARSAW ROAD SC LLC	DF Growth REIT	95.11%	2021
MISSION VILLAS SA LLC	DF Growth REIT	74.71%	2021

The consolidated financial statements include 100% of each subsidiary’s assets, liabilities, operations and cash flows, with the interests not owned by the Company reflected as “noncontrolling interests in subsidiaries”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2022, the Company’s investments in real estate operate in California, Texas, North Carolina, South Carolina, Florida, and Utah. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2022, the Company held investments in three entities, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2022, the Company held investments in nine entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes for the six months ended June 30, 2022. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2022. As of June 30, 2022, $2,848,801 in distributions have been declared to stockholders, which were classified for tax purposes as non-taxable return of capital.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the six months ended June 30, 2022, the Company did not record any reimbursements of expenses.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. On June 30, 2022, there was zero balance in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. There were no such costs incurred for the six months ended June 30, 2022.

Deferred Financing Costs

Mortgage costs are capitalized and amortized using the straight-line method which management does not believe is materially different from the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2022, deferred financing costs amounted to $1,430,484, net of accumulated amortization. Amortization of such costs is included in interest expense and approximated $614,218 in 2022. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Construction in Progress

As the company does possess investments in real estate development projects we must account for construction in progress. The Company’s accounting policy on these investments is that any costs directly related to the development or construction of the asset be capitalized until the point where the asset has the ability to derive revenue through either property rents or the disposition of the asset. Examples of capitalized costs incurred have been interest on construction loans, construction costs, and property taxes. The Company currently has one real estate investment in the development phase that utilizes construction in progress.

Note 3 – Investments in Real Estate

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through June 30, 2022:

Description of Property	Land	Building	Total
Park Blvd.	$3,700,000	$-	$3,700,000
San Diego, CA
McArthur Landing	$1,150,000	$8,525,000	$9,675,000
Fayetteville, NC
Boulevard West	$900,000	$11,915,000	$12,815,000
Greenvile, NC
Woodside at Holladay	$53,800	$8,446,200	$8,500,000
Holladay, UT
Cottonwood Creek	$1,084,600	$4,155,400	$5,240,000
Murray, UT
The France	$775,500	$3,474,500	$4,250,000
Stuart, FL
Azul Luxury Residences	$1,063,740	$14,436,260	$15,500,000
Stuart, FL
Willow Ridge	$2,030,000	$20,045,000	$22,075,000
North Charleston, SC
Mission Villas	$348,250	$9,901,750	$10,250,000
San Antonio, TX
Totals as of June 30, 2022	$11,105,890	$80,899,110	$92,005,000

The following table details the accumulated depreciation for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through June 30, 2022:

Description of Property	Asset Life	Capital Improvements	Building	Accumulated Depreciation
Park Blvd.	30 Years	$-	$-	$-
San Diego, CA
McArthur Landing	30 Years	$-	$8,525,000	$592,014
Fayetteville, NC
Boulevard West	30 Years	$-	$11,915,000	$761,235
Greenvile, NC
Woodside at Holladay	30 Years	$-	$8,446,200	$516,156
Holladay, UT
Cottonwood Creek	30 Years	$-	$4,155,400	$230,856
Murray, UT
The France	30 Years	$-	$3,474,500	$173,725
Stuart, FL
Azul Luxury Residences	30 Years	$-	$14,436,260	$681,712
Stuart, FL
Willow Ridge	30 Years	$66,241	$20,045,000	$556,806
North Charleston, SC
Mission Villas	30 Years	$-	$9,901,750	$247,544
San Antonio, TX
Totals as of June 30, 2022		$66,241	$$80,899,110	$$3,760,048

Minimum Future Rents

The rental properties owned at June 30, 2022, are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 - Sale of Real Estate Properties

The following table details the allocation of the sale price for the Company’s disposition of real estate during the period from November 13, 2018 (inception) through June 30, 2022:

Description of Property	Date Sold	Ownership Percentage	Contract Sales Price	Capital Investment	Investment Profit
DF Summerlyn LLC	7/13/2021	38.33%	$11,625,0000	$1,455,500	$263,101
Killeen, TX
The Sardinia Group Inc	2/2/2022	71.92%	$2,900,0000	$434,050	$12,462
San Diego, CA
Totals for 2022			$145,250,000	$1,889,550	$275,563

Note 5 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the current investments made under the equity method as of June 30, 2022:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Amount
NCP Dove LLC	12/9/2021	31.06%	$46,370,000	Cash	$5,014,216
North Charleston, SC
Swaying Oaks	03/11/2022	31.69%	$9,032,500	Cash	$1,791,635
San Antonio, TX
Durant	06/16/2022	14.42%	$5,900,000	Cash	$850,970
Berkely, CA
Totals for 2022			$61,302,500		$7,656,821

Note 6 – Commercial Real Estate Debt Investments

As of June 30, 2022, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of June 30, 2022. The Company had invested in one debt related investment as of June 30, 2022. DiversyFund Granito, LLC is a 12-month term note maturing on September 27, 2022 with a 10.25% annual interest rate. The following table describes our debt related investment activity for the six months ended June 30, 2022:

Investment in Debt:	Amount
Balance as of December 31, 2021	$1,789,000
Principal and interest repayments	-
Current period debt investments	285,000
Balance as of June 30, 2022	$2,074,000

The following tables present the Company’s investments in debt securities, as of June 30, 2022.

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Residential Property	1	$2,074,000	$2,374,949	10.25%	100.00%
Balance as of June 30, 2022	1	$2,074,000	$2,374,949	10.25%	100.00%

The following tables present certain information about the Company’s investments in debt securities, as of June 30, 2022, by contractual maturity grouping:

As of June 30, 2022:

Asset Type	Number	Amounts Maturing After One Year Through Five Years
Residential Property	1	$2,374,949
Balance as of June 30, 2022	1	$2,374,949

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2022, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 7 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, Inc, Sponsor

The Sponsor receives an acquisition fee directly from the Company’s real estate investments for sponsoring the acquisition of the asset. The sponsor performs services of sourcing, underwriting, due diligence, investment oversight, arranging debt financing, and execution of the business plan. The Sponsor is entitled to receive an acquisition fee paid at the asset level of up to 8% of the total project cost including acquisition price, construction or capital expenditure budget and insurance and carrying costs. Sponsor is also entitled to receive a financing fee from the asset level of up to 1% of the total debt amount obtained for a project. Sponsor is also entitled to receive an asset management fee of up to 2% of collected rents from a project. These costs are recorded on the property level financials and are treated as acquisition costs which are amortized over the life of the asset. In 2022 ending June 30, the Sponsor received financing and acquisition fees totaling $436,050 in connection with the acquisitions of 1 new multi-family properties and the remaining acquisition and financing fees.

Property Name	Date	Acquisition Fee	Financing Fee	Total Sponsor Fee
Swaying Oaks	3/11/2022	$436,050	-	$436,050
Total		$436,050	$-	$436,050

Executive Officers of our Manager and Sponsor

As of the date of these financial statements, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

All equity and debt investments owned by the Company are related parties as they are managed directly by DiversyFund, Inc.

Related Party Receivable

The Company lent 2 short-term loans amounting to $2,500,000 to Diversyfund Inc. in 2021 with an interest rate of 4.00%. DiversyFund, Inc. has repaid $1,100,000 in principal back to the Company as of June 30, 2022. The related party notes receivable as of June 30, 2022 is $1,400,000 compared to $1,700,000 as of December 31, 2021. The Company has a total related party receivable balance of $1,404,128 as of June 30, 2022 compared to $1,741,831 as of December 31, 2021.

Note 8 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 9 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2022, we were not named as a defendant in any active or pending litigation. The Company’s affiliate, DF Growth REIT II, LLC (“REIT II”) is a respondent in an administrative proceeding commenced by a March 16, 2022 SEC order (publicly available) that temporarily suspended the Offering under SEC Rule 258. The administrative proceeding will determine whether a permanent suspension order should be issued.  Two of the four grounds in the SEC’s March 16, 2022 order focus on technical violations of Regulation A requirements. The other two grounds focus on the accuracy and completeness of REIT II’s offering materials including its affiliate’s website.  None of the four grounds allege intentional, financial or accounting misconduct.  REIT II has filed a detailed rebuttal of the SEC’s allegations and believes it should prevail at any Rule 258 hearing.

It is difficult to predict the course of contested litigation. Depending on how the litigation is resolved, and whether any additional litigation occurs, the potential impacts on REIT II, its affiliates, and/or their investors and employees range from nothing beyond litigation expense, to significant adverse consequences.

However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 10 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates through June 30, 2022.

Distribution Period	Declaration Date	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of June 30, 2022	Payment Date
June 1, 2019 through June 30,2019	6/30/2019	0.00133398	5.00%	$7,634	$7,634	7/15/2019
July 1, 2019 through July 31, 2019	7/31/2019	0.00115498	5.00%	$9,591	$9,591	8/15/2019
August 1, 2019 through August 31, 2019	8/31/2019	0.00119106	5.00%	$11,869	$11,869	9/13/2019
September 1, 2019 through September 30, 2019	9/30/2019	0.00127056	5.00%	$14,880	$14,880	10/15/2019
October 1, 2019 through October 31, 2019	10/31/2019	0.00125900	5.00%	$17,654	$17,654	11/14/2019
November 1, 2019 through November 30, 2019	11/30/2019	0.00134947	5.00%	$20,182	$20,182	12/15/2019
December 1, 2019 through December 31, 2019	12/31/2019	0.00297561	10.96%	$59,135	$59,135	1/15/2020
January 1, 2020 through January 31, 2020	1/31/2020	0.00121003	5.00%	$30,477	$30,477	2/14/2020
February 1, 2020 through February 29, 2020	2/28/2020	0.00133652	5.00%	$36,183	$36,183	3/13/2020
March 1, 2020 through March 31, 2020	3/31/2020	0.00126045	5.00%	$42,223	$42,223	4/15/2020
April 1, 2020 through April 30, 2020	4/30/2020	0.00130590	5.00%	$47,679	$47,679	5/15/2020
May 1, 2020 through May 31, 2020	5/31/2020	0.00127588	5.00%	$53,563	$53,563	6/15/2020
June 1, 2020 through June 30, 2020	6/30/2020	0.00128252	5.00%	$62,553	$62,553	7/15/2020
July 1, 2020 through July 31, 2020	7/31/2020	0.00125403	5.00%	$72,179	$72,179	8/14/2020
August 1, 2020 through August 31, 2020	8/31/2020	0.00126094	5.00%	$84,529	$84,529	9/15/2020
September 1, 2020 through September 30, 2020	9/30/2020	0.00131003	5.00%	$97,606	$97,606	10/15/2020
October 1, 2020 through October 31, 2020	10/31/2020	0.00128373	5.00%	$108,921	$108,921	11/13/2020
November 1, 2020 through November 30, 2020	11/30/2020	0.00137317	5.00%	$119,310	$119,310	12/15/2020
December1, 2020 through December 31, 2020	12/31/2020	0.00129568	5.00%	$130,326	$130,326	1/15/2021
January 1, 2021 through January 31, 2021	1/31/2021	0.00128366	5.00%	$141,996	$141,996	2/15/2021
February 1, 2021 through February 28, 2021	2/28/2021	0.00143663	5.00%	$156,613	$156,613	3/15/2021
March 1, 2020 through March 31, 2020	3/31/2021	0.00128682	5.00%	$172,841	$172,841	4/15/2021
April 1, 2021 through April 30, 2021	4/30/2021	0.00133582	5.00%	$188,718	$188,718	5/15/2021
May 1, 2021 through May 31, 2021	5/31/2021	0.00128750	5.00%	$203,856	$203,856	6/15/2021
June 1, 2021 through June 30, 2021	6/30/2021	0.00134678	5.00%	$218,191	$218,191	7/15/2021
July 1, 2021 through July 31, 2021	7/31/2021	0.00130588	5.00%	$232,480	$232,480	8/15/2021
August 1, 2021 through August 31, 2021	8/31/2021	0.00130769	5.00%	$248,661	$248,661	9/15/2021
September 1, 2021 through September 30, 2021	9/30/2021	0.00134172	5.00%	$258,951	$258,951	10/15/2021
				$2,848,801

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 11 – Notes Payable

The following table summarizes the terms of notes payable outstanding at June 30, 2022:

Property	Lender	Monthly Debt Service	Interest Rate	Maturity	2022
Secured Notes
DiversyFund Park Blvd	Socotra Capital Inc	$24,578	9.75% (Fixed)	4/1/2023	$2,837,510
DiversyFund Park Blvd	Tempo Funding Opportunity	$8,000	24.00% (Fixed)	6/23/2023	400,000
DiversyFund Park Blvd	Tom Calaluca	$8,000	16.00% (Fixed)	5/18/2023	200,000
McArthur Landing	Standard Insurance Company	$33,584	4.13% (Fixed)	7/1/2045	5,778,826
Blvd West	StanCorp Mortgage Investors, LLC	$42,364	3.63% (Fixed)	5/20/2045	7,701,214
Woodside	Keystone Real Estate Income Trust	$43,582	7.25% (Fixed)	9/1/2022	6,074,199
Cottonwood	StanCorp Mortgage Investors, LLC	$12,766	3.50% (Fixed)	8/26/2045	2,282,048
France Apartments	Edgewood Mac V LLC	$26,372	8.75%	12/1/2022	3,448,968
Azul Luxury residences	Edgewood Mac V LLC	$62,431	6.50%	8/26/2022	9,976,861
Willow Ridge	Electra Capital/ Key Bank	$76,166	5.05%	9/1/2023	$16,999,020
Mission Villas	Trimont	$45,615	7.25%	11/01/2023	7,186,037
					$62,884,683

Unamortized Loan Costs					$(2,305,873)
Total Notes Payable					$60,578,810

Secured Mortgage Notes

As of June 30, 2022, the Company had $62.9 million outstanding on eight non-recourse mortgage notes. Assets with depreciation carrying values of $97,624,970 were pledged as security on these mortgage notes payable.

For the year ended December 31, 2021, interest was recorded as follow:

2021
Total interest incurred	$5,971,598
Interest capitalized	(2,278,156)
Total interest expense	$3,693,442

For the period ended June 30, 2022, interest was recorded as follow:

2022
Total interest incurred	$5,299,535
Interest capitalized	(2,185,511)
Total interest expense	$3,114,024

Debt Maturities

Future principal payments due on the Company’s notes payable at December 31, 2021 are as follows:

2022	$33,252,759
2023	17,195,763
2024	430,575
2025	441,846
2026	453,529
Thereafter	14,464,451
$66,238,923

Future principal payments due on the Company’s notes payable at June 30, 2022 are as follows:

2022	$25,928,278
2023	24,199,877
2024	384,270
2025	400,066
2026	416,481
Thereafter	11,555,710
$62,884,683

Note 12 – Investment and depreciation in real estate properties

Real estate assets are stated at depreciated cost less impairment, if any. Buildings are depreciated over their estimated useful lives of 30 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. The Company uses the straight-line method for all depreciation and amortization

	Estimated Useful Life	2022
Land		$11,105,890
Operating Real Estate Properties	30 Years	$90,104,990
Less Accumulated Depreciation		(3,585,911)
Total Real Estate, net		$97,624,969

Note 13 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 26, 2022, the date the financial statements were available to be issued.

DiversyFund Granito LLC

In July 2022, the Company made an additional debt investment of $55,000. In August 2022 the Company invested $300,000. In September 2022 the Company invested $50,000. As of September 26, 2022, the Company has made a total debt investment of $2,479,000.

DiversyFund Park Blvd., LLC

In July 2022, the Company made an additional equity investment of $40,000. In August 2022 the Company invested $445,000. In September 2022 the Company invested $902,887. As of September 26, 2022, the Company has made a total equity investment of $5,311,587.

4500 South State Street UT LLC (Cottonwood)

In July 2022, the Company sold 4500 South State Street UT LLC (Cottonwood) for $8,235,000 and received proceeds in the amount of $4,688,106 with a profit of $1,312,770.

Woodside Highland UT LLC (Woodside)

In July 2022, the Company sold Woodside Highland UT LLC (Woodside) for $13,400,000 and received proceeds in the amount of $5,528,421 with a profit of $1,790,439.

BLVDW NC LLC

On September 21st 2022, the Company sold BLVDW NC LLC (Blvd West) in North Carolina for $24,000,000. Estimated proceeds and profit from the asset sale are $10,000,000 and $3,500,000 respectively.

Property Acquisition Deposits

On July 5, 2022, the Company made an additional equity investment of $75,000 into Cobble Hill. On August 15, 2022, the Company made an additional equity investment of $150,000 for France and Azul refinance. As of April 29, 2022, the Company has made a total equity investment of $225,000 for new property acquisitions.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation.*
Exhibit 1A-2B	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.*
Exhibit 1A-2C	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.*
Exhibit 1A-6A	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.*
Exhibit 1A-6B	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.*
Exhibit 1A-8	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-10912) and incorporated by reference herein.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2022.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
September 28, 2022

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
September 28, 2022